STATISTICAL SUMMARY

	2002	2001	2000	1999		1998

MILLING OPERATIONS
Tonnes processed (thousands)
Jerritt Canyon (Meridian Gold share)	399	400	408	438		404
El Peñón	688	715	739	165	(1)	—
Gold grade (grams per tonne milled)
Jerritt Canyon	8.5	8.7	8.1	8.6		8.7
El Peñón	15.5	14.6	13.0	4.8	(1)	—
Gold recoveries
Jerritt Canyon	88%	88%	90%	91%		91%
El Peñón	95%	94%	94%	94%		—

LEACHING OPERATIONS (Beartrack)
Tonnes mined (thousands)	—	—	839	4,671		4,088
Gold grade (cyanide soluble grams per tonne)	—	—	0.9	1.1		0.8
Gold recovery	—	—	90%	90%		90%
PRODUCTION (thousands of ounces)
Gold
Jerritt Canyon (Meridian Gold share)	100	98	95	109		105
El Peñón	328	318	289	21	(1)	—
Beartrack(2)	8	19	72	133		110
Silver
El Peñón	5,077	4,752	4,018	214	(1)	109

Total Gold	436	435	456	263		215
Total Silver	5,077	4,752	4,018	214		109

Cash Cost of Production (USD per gold ounce)
Jerritt Canyon	$257	$218	$217	$191		$187
Beartrack(2)	—	—	125	140		220
El Peñón	35	43	48	—		—
Average	87	83	95	163		204
Total Cost of Production (USD per gold ounce)
Jerritt Canyon	331	285	262	244		259
Beartrack(2)	—	—	273	284		387
El Peñón	84	94	96	—		—
Average	141	138	157	266		324

Notes
The calculation of cash costs of production records silver sales as a by-product, reducing operating costs.
(1)	El Peñón: Figures do not represent commercial production, which commenced on January 1, 2000. Operating costs for 1999 were capitalized as part of the project.
(2)	Beartrack: The Beartrack operations ceased mining in April 2000, and concluded economic recovery by September of 2000. All residual gold production since September 2000 is recorded as a reduction of restoration and closure cost.

CAUTIONARY STATEMENT

Certain statements in this Annual Report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of Common Shares, dilution and certain anti-takeover effects.

MARKET FOR THE REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The principal public trading markets for Meridian Gold Common Shares are the Toronto Stock Exchange and the New York Stock Exchange. The quarterly high and low trading prices of Meridian Gold Common Shares as reported on such exchanges for the years ended December 31, 2002 and 2001 are set forth in the table of Supplementary Data.

The year-end 2002 and 2001 market price of Meridian Gold shares was $17.63 and $10.33, respectively, on the New York Stock Exchange. At year-end 2002 and 2001, the shares closed on the Toronto Stock Exchange at CAD$27.74 and CAD$16.35, respectively, per share.

Meridian Gold had 1,373 shareholders of record as of December 31, 2002.

SELECTED FINANCIAL DATA

The following selected financial data, for the years 1998 through 2002, have been derived from the consolidated financial statements of Meridian Gold Inc.

(in millions of USD, except share and per share data)	2002	2001	2000	1999	1998

SUMMARY OF OPERATIONS
Sales	$133.6	$115.4	$128.3	$71.2	$65.7
Costs and expenses
Cost of sales	38.7	35.2	47.3	53.0	49.0
Depreciation, depletion and amortization	22.8	22.5	24.0	18.9	22.1
Exploration costs	10.7	12.3	12.3	10.2	13.1
Selling, general and administrative expenses	7.5	7.3	6.4	5.0	7.2
Other operating expense (income)	1.1	0.2	(1.2)	(0.9)	(3.6)
Provision for impairment of mining properties	—	—	—	—	19.8

Total costs and expenses	80.8	77.5	88.8	86.2	107.6

Operating income (loss)	52.8	37.9	39.5	(15.0)	(41.9)
Interest income	1.8	1.8	0.4	1.7	2.7
Gain (loss) on sale of assets	0.2	1.9	0.1	(0.4)	—

Income (loss) before income taxes	54.8	41.6	40.0	(13.7)	(39.2)
Income tax (benefit) expense	13.3	2.9	(0.6)	—	—

Net income (loss)	$41.5	$38.7	$40.6	$(13.7)	$(39.2)

Net income (loss) per Common Share — Basic	$0.48	$0.52	$0.55	$(0.19)	$(0.53)
Net income (loss) per Common Share — Diluted	$0.47	$0.51	$0.54	$(0.19)	$(0.53)

Weighted average Common Shares Outstanding — Basic (thousands)	86,748	75,128	74,245	73,726	73,609

Weighted average Common Shares Outstanding — Diluted (thousands)	87,798	76,122	75,025	73,726	73,609

TOTAL ASSETS AT DECEMBER 31	$703.4	$217.5	$170.5	$141.5	$110.1

TOTAL LONG-TERM DEBT (INCLUDING CURRENT PORTION) AT DECEMBER 31	$—	$—	$18.0	$30.0	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

SUMMARY

Sales

Sales for 2002 of $133.6 million were 16% higher than 2001 due to increased net realized gold prices. The average realized gold price was $315 per ounce for the year, an improvement of $32 per ounce over the prior year of $283 per ounce, reflecting the Company’s ability to capitalize on the rising gold market with its unhedged sales position. Sales in 2002 included $1.9 million of deferred revenue recognized on the closing of put options covering 67,651 ounces of gold during 2001; 2001 sales included $2.1 million recognized on the closing of put options covering 73,500 ounces of gold; 2000 sales included $3.0 million recognized on the closing of put options covering 59,000 ounces of gold. Also included in sales for 2000 was approximately $2.3 million recognized from delivery of 88,441 ounces of gold into long-term hedge contracts with Standard Bank, as part of the Company’s loan facility.

Results of operations

Operating margins remained strong year over year, recording a 21% improvement to 40%, versus 33% in the prior year, primarily as a result of higher recognized sales prices. Total production costs of $141 per ounce remained fairly stable, compared with the prior year’s $138 per ounce, reflecting one of the lowest in the industry. Cash costs of production of $87 per ounce increased slightly from the prior year’s $83 per ounce due to higher operating costs at Jerritt Canyon. At the Company’s wholly owned El Peñón mine, cash costs decreased from $43 per ounce in 2001 to $35 per ounce as a result of increased recovery at the plant and higher feed grade, which was a result of decreased dilution from underground mining. Exploration costs of $10.7 million were down from last year’s spending of $12.3 million as a result of cessation of exploration activities at Jerritt Canyon.

Net income and cash flow

For 2002, net income increased 7% to $41.5 million compared to $38.7 in the prior year, reflecting higher realized sales prices due to higher gold prices and the non-hedged position of the Company. Cash flow from operating activities was slightly higher at $71.1 million versus $70.0 million for the prior year. Cash flow remained strong resulting in an increase in cash balances of $38.4 million, bringing the Company’s cash balance to $135.7 million, despite an investment of approximately $38 million in capital expenditures relating primarily to the Brancote Holdings Plc acquisition (discussed under “Significant Accounting Policies”).

DISCUSSION OF PROPERTIES

El Peñón

The El Peñón property is located near the port city of Antofagasta in northern Chile. Gold was first discovered on the property by the Company’s geologists in 1993. Portions of the current land position of about 400 square kilometers are relatively unexplored, as most exploration work has focused on the central core area of 40 square kilometers. Currently, the property hosts mineral reserves and mineral resources of 2.8 million ounces of gold and 50 million ounces of silver(1).

In 2002, El Peñón produced 328,000 ounces of gold, a 3% improvement over the prior year. The mill processed 688,000 tonnes for the year, which is near its 2,000 tonnes-per-day design capacity, with mill feed grades of 15.5 grams/tonne of gold and 253 grams/tonne of silver. Grades were 6% higher than the prior year as a result of improvements in dilution control, including drill and blast design, and reduction in the size of blasting.

Actual recoveries of 95.4% for gold and 90.9% for silver were slightly improved over the prior year. Specifically, during the fourth quarter of the year, a fifth leach tank was added, which allowed for an in increase in retention time from 24 to 36 hours, and helped to improve gold recovery in the fourth quarter to 96.4% and silver recovery to 91.2%. Processing costs were reduced from $13.99 per tonne in 2001 to $12.32 per tonne in 2002, as a result of continuous optimization of the process facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS CONT’D

The underground and open-pit mines produced approximately 679,000 tonnes of ore (which includes 39,000 tonnes of marginal ore from underground operation), and the plant processed approximately 688,000 tonnes of ore. To provide the flexibility required in an underground mine, the Company continues to maintain a stockpile of ore in front of the mill. The Company continues to exert its focus on delivering the highest quality tonnes to increase grades. Average mining dilution also improved as a result of the implementation of numerous practices including split blasting and cable bolting to reduce vein overbreak. Specifically, the original design at Quebrada Colorada was 1.0 meter of vein overbreak, which was then reduced to 0.8 meter. The Company actually achieved a 0.6 meter overbreak.

The contract mining company for this property, Constructora Gardilcic, performed well during the year and continued to meet the mining targets set by the Company. During the year, 100% of the material was mined by the bench-and-fill method. During the year, approximately six kilometers of underground development were completed, with five kilometers associated with infrastructure for the underground mine, and one kilometer associated with exploration development. For 2003, about five kilometers of underground development and exploration will be completed with a significant portion related to the continued development of the Diablada, Vista Norte, and Quebrada Colorada zones.

In-fill drilling successfully converted mineral resources into reserves, which totaled 1.8 million gold ounces at the end of the year, and completely replaced the 328,000 ounces of gold mined during the year. The increase was attributed to the further extension of the Vista Norte and Quebrada Colorada veins.

About $3.4 million was expensed at El Peñón during the year on surface exploration, primarily at Diablada and Vista Norte. Post-mineral low-angle faults, originally identified in the Diablada zone, continue to the east and have also displaced the mineralization at Vista Norte as much as 30 meters to the east. The exploration program will incorporate this information in its targeting to re-evaluate the present base of mineralization in the Discovery Wash, Quebrada Colorada and Playa areas.

Surface drilling indicates that mineralization at the Pampa Campamento, Doncella and Bermuda areas (Doncella trend) are situated on the same north-striking structural zone. Late in the year, drilling also identified two new vein zones to the southeast of the Martillo Flats resource area, which contain potentially economic mineralization. These areas, at Martillo Flats and the Doncella trend, will be the focus of drilling in 2003.

Esquel

During 2002, the Company completed the acquisition of Brancote Holdings Plc (“Brancote”), owner of the Esquel Gold Project. The contiguous properties that form the Esquel Gold Project are located in the Sierra de Esquel, 10 kilometers northeast of the town of Esquel (population: 30,000), in southern Argentina and comprise an aggregate of 141,000 hectares of land, including 43,365 hectares for the Esquel Corridor.

With respect to the Esquel Gold Project and certain other properties adjacent to the Esquel Gold Project, the table below shows the percentage of the Company’s ownership interests and the relevant areas of each in square kilometres. The Galadriel-Julia vein system, which constitutes the Esquel Gold Project and which is the current focus of development for the Company, is located on the Cordon de Esquel property. The Company owns its interest in this property indirectly through Minera El Desquite (“MED”). There have not been any development activities on the Leleque, Nahuel Pan or Huemules properties and there are no current plans for development on such properties, or for the Company to acquire the minority interests in these properties.

PROPERTY

The Company Ownership	Percentage Area	(Square Km)

Cordon de Esquel	100%	434
Leleque	60%	444
Nahuel Pan	60%	202
Huemules	60%	330

Total		1,410

The rock formations on the Esquel Gold Project properties consist mainly of sub-horizontal andesitic volcanic rocks. The width of the veins typically ranges from less than 1 meter to 12 meters, and the veins have strike lengths of greater than 2,000 meters. Veins are cut by steeply dipping faults that generally strike northeast or west-northwest. Displacement along these faults is generally less than 100 meters.

In early 1998, Sunshine Mining and Refining Company completed a 40-core hole (approximately 4,200 meters) drilling program on 16 veins on the La Joya Del Sol property over which MED acquired an option in October 1998, and which it subsequently acquired outright in October 2000. This property now forms part of the Esquel Gold Project area.

MED carried out four exploratory core and reverse circulation drilling and channel sample programs on the Esquel Gold Project properties in 1999, 2000 and 2001 and is currently completing its fifth drilling and sampling program on the properties. These programs have focused on the deposits in the Galadriel, Galadriel Sur, Julia and La Joya Del Sol areas of the properties.

MED’s exploration program has advanced to the pre-feasibility stage and, in May 2001, Pincock, Allen & Holt, independent engineering consultants, were engaged to prepare a pre-feasibility study for the Esquel Gold Project. The pre-feasibility study was completed on October 31, 2001.

MED has undertaken to mitigate, where possible, the long-term environmental impacts of its exploration operations. During the years 1999 through 2002, MED’s expenditures for reclamation works have not been material. The only reclamation works in connection with the Esquel Gold Project carried out during this period were the ongoing restoration of drilling pads and tracks at Galadriel Sur and La Joya Del Sol by MED. The expenditures incurred by MED in connection with these works totaled US$50,000. There are no material reclamation works currently planned by MED.

The Company is currently in the permitting process stage before it can begin construction, which should commence in the second quarter of 2003.

Jerritt Canyon

The Jerritt Canyon mine, located 92 kilometers northwest of Elko, Nevada, is 30% owned by the Company. AngloGold (Jerritt Canyon) Corp. owns the remaining 70% of this joint venture. The Company’s geologists discovered gold at Jerritt Canyon in 1972, which claims cover approximately 300 square kilometers. Since 1981, Jerritt Canyon has been a consistent, quality gold mine. It has been a solid long-term asset for the Company.

In 2002, Jerritt Canyon produced 100,000 ounces of gold at a cash operating cost of $257 per ounce, essentially level with the prior year. The roaster produced about 3,600 tons per day on average.

As of December 31, 2002, proven and probable mineral reserves declined to 174,000 ounces of gold(1), with the decrease approximating 2002 production. 2003 will see a limited exploration program proximal to the known deposits at the three underground mines known as Murray, SSX and MCE.

(1)	The reserves and resources disclosed in this discussion have been audited by Robin Young of Western Services Engineering Inc. who is a “qualified person” as defined in National Instrument 43-101 of the Canadian Securities Administrators.

MANAGEMENT’S DISCUSSION AND ANALYSIS CONT’D

Rossi

The Rossi property spans approximately 28 square kilometers on the northern end of the Carlin Trend, the most prolific gold belt in North America. The mineralization at Rossi is sediment hosted and occurs in the same structural and stratigraphic sequence as economic mineralization throughout the Carlin Trend. During 1998, the Company entered into a joint venture with Barrick Gold Corporation (“Barrick”) on the Rossi property, in which Barrick has retained a 60% interest in the property by agreeing to spend $15 million by December 31, 2003.

All work on the Rossi property in 2002 was carried out and funded by Barrick Gold Exploration Inc., under Barrick’s joint-venture agreement with the Company. Since the initiation of the joint venture, Barrick has spent approximately $13 million, with a significant program planned in 2003. As part of Barrick’s earn-in, $5 million was spent in driving a production-size decline to the existing mineralization.

In 2002, Barrick entered into a lease agreement with Bamco Exploration for their 12 Hope claims located on the northern boundary of the Rossi claim block. These claims were subsequently added to the Rossi JV, which now includes 416 unpatented and 11 patented claims. During 2002, Barrick drilled two deep exploration holes on the property late in the year, totaling 9,213 feet (2,808 meters), though no significant new mineralization was encountered. For the year 2003, exploration plans consist of substantial underground work, including reserve delineation of the STORM Resource (the main host of the deposit), and minor surface drilling. In 2000, the STORM Resource was estimated by the Company to contain 960,000 ounces of gold with grades of 11.8 grams/tonne, based on surface and underground drilling. This resource remains open in several directions.

Beartrack

Beartrack, a 100 % owned open-pit heap leach operation, is located approximately 11 miles west of Salmon, Idaho, near the historic mining town of Leesburg. Beartrack had produced approximately 100,000 ounces a year since 1994 at cash costs less than $200 per ounce. During the first quarter of 2000, mining of all the economic tonnes was completed at Beartrack. Residual leaching will continue over the next several years. For 2002, Beartrack produced 9,000 ounces of gold, which were taken against the reclamation and closure accruals, as will all future Beartrack production. Leaching should continue to produce recoverable gold over the next year on a declining basis.

LIQUIDITY AND CAPITAL RESOURCES

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities, was provided from operations and from existing cash reserves. Cash flow from operating activities was slightly higher than 2001, at $71.1 million, primarily reflecting higher realized sales prices. At December 31, 2002, total cash was $135.7 million, including $13.9 million of restricted cash, versus $97.3 million as of the previous year-end.

The Company has no gold hedging, and with the recent rise in gold prices the Company has been able to fully participate in the improving gold price. The Company believes its cash flows are naturally hedged by having one of the lowest cash cost mines in the world.

Capital expenditures increased significantly from $24.8 million in 2001 to $37.5 million as a result of the Brancote transaction. With the closing of the Brancote transaction, the Company spent $24.2 million on the Esquel project. At El Peñón, 2002 expenditures were $13.0 million, compared to $15.7 million in 2001. Expenditures in 2002 related to Jerritt Canyon ceased, compared to $2.5 million in 2001.

Expected cash requirements for 2003 include approximately $50 million for planned capital expenditures relating to construction of the Esquel project, and additional underground development of the El Peñón and Jerritt Canyon mines. Exploration spending in 2003 is expected to be approximately $12 million. The Company expects to fund all of these cash requirements from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, significant additional capital may be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowings from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

OUTLOOK

El Peñón

The Company remains optimistic about the potential of its 400-square-kilometer property position at El Peñón. During 2002, exploration focused on further defining the Vista Norte deposit, as well as on the replacement of reserves and resources. The replacement ounces mainly came from Vista Norte, as well as from Quebrada Colorada. In 2003, the exploration focus will be to further define Cerro Martillo, and to continue drilling at targets proximal to the known deposits, like Doncella and Playa, and drill-testing other exploration targets on the large land block. For 2003, the Company expects El Peñón to produce 320,000 ounces of gold at a $50 per ounce cash cost.

The Company expects to record a tax expense on the earnings of the El Peñón operation at a 35% tax rate for 2003, and to begin paying cash taxes in the second half of 2003.

Esquel

The Company expects to obtain the necessary permit approvals, and to begin construction in 2003, with production commencing 12 to 15 months after construction begins.

Jerritt Canyon

For the first quarter of 2003, the Company expects Jerritt Canyon to produce about 22,000 ounces of gold at a cash operating cost of $275 per ounce.

Subsequent to year-end, the Company agreed to sell its 30% interest in the Jerritt Canyon Joint Venture in a purchase and sale agreement with Queenstake Resources Ltd. See note 5 in the notes to the consolidated financial statements for details of this transaction.

Significant Accounting Policies

The Company’s consolidated financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. Significant accounting policies and estimates that most impact the consolidated financial statements are those that relate to the Company’s accounting for income taxes, amortization of development costs and accrual of reclamation estimates.

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Management regularly reviews the Company’s deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected taxable income and the expected timing of the reversals of existing temporary differences. During 2002, the Company fully recognized the remaining deferred tax asset and deferred credit acquired in the 2001 purchase of Pacific Rim Resources Ltd. and its wholly owned subsidiaries, which included Inversiones Mineras Del Inca S.A. Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of U.S. and foreign deferred tax assets and estimates of future earnings in these jurisdictions as of December 31, 2002.

The Company amortizes its development costs using the units of production method based upon projected mineable tons. These estimates are reviewed on a regular basis and are adjusted to reflect current mining plans.

Reclamation and shutdown costs to be incurred following mine closures are estimated and accrued over the life of each mine using the units of production method over the estimated proven and probable recoverable reserves. The Company has estimated total reclamation costs to be $41.3 million of which $40.9 million has been accrued. The estimates are reviewed internally and externally on a routine basis as to the accuracy of remaining costs to be incurred. Estimates are adjusted as necessary and reflected on a prospective basis.

On July 3, 2002, the Company announced a wholly unconditional share purchase offer for Brancote, a London listed company on

MANAGEMENT’S DISCUSSION AND ANALYSIS CONT’D

the Alternative Investment Market. In accordance with the terms of the share purchase agreement, the Company purchased all of the outstanding shares of Brancote in a share-for-share exchange wherein each shareholder of record of Brancote received 0.1886 Common Shares of the Company’s stock in exchange for each Common Share of Brancote. The balance sheet and results from operations have been consolidated effective July 3, 2002. See Note 3 in the notes to the consolidated financial statements for a discussion of the allocation of the purchase price.

In the United States, there are several accounting pronouncements that have been issued at December 31, 2002 by the Financial Accounting Standards Board but whose implementation dates are subsequent to December 31, 2002. The Company has made a preliminary assessment of the current and potential future impact of these pronouncements and has determined that, individually and in the aggregate, they are not expected to have a significant effect on net income or shareholders’ equity with the possible exception of the Statement of Financial Accounting Standard No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations,” issued in June 2001.

SFAS 143 requires entities to record, as an addition to property costs and a corresponding liability, the fair value of liabilities for retirement obligations of acquired assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company believes its reclamation obligations will be subject to the provisions of the statement. The Company will adopt SFAS 143 effective January 1, 2003 for purposes of disclosing the impact of the statement on net income and shareholders’ equity under United States (“U.S.”) Generally Accepted Accounting Principles. The Company is still assessing the financial impact of adopting SFAS 143. Because of the late stages of production that the properties to which the reclamation obligations relate, the Company believes that any asset amount to be recorded will be insignificant. Further, under its present accounting policy, the Company believes that the reclamation liability is virtually fully accrued at December 31, 2002. As a result, the impact of SFAS 143 would be to reduce the recorded liability by the calculated discount factor attributable to the period intervening between December 31, 2002 and the periods that the liability will be settled in cash. This reduction would be reflected as the cumulative effect of a change in accounting principle for U.S. reporting purposes and the amount would be accreted, through operating expenses, over the intervening period subject to annual adjustments for changes in the estimates.

In December 2002, the Canadian Institute of Chartered Accountants issued Handbook Section 3063 (“Section 3063”), “Impairment or Disposal of Long-Lived Assets” and revised Section 3475 (“Section 3475”), “Disposal of Long-Lived Assets and Discontinued Operations.” Section 3063 requires that an impairment loss be recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment loss recognized is the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 requires that assets classified as held-for-sale be measured at the lower of their carrying amounts or fair value, less costs to sell. The Company intends to adopt these standards as of January 1, 2003.

The Company has not identified any other differences in accounting that would have a material effect on net income or shareholders’ equity in any of the periods presented.

For additional information on the Company’s significant accounting policies, see the notes to its accompanying consolidated financial statements.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders,
Meridian Gold Inc.:

We have audited the accompanying consolidated balance sheets of Meridian Gold Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2002 which have been prepared on the basis of accounting principles generally accepted in Canada. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Gold Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in Canada.

KPMG LLP
DENVER, COLORADO
JANUARY 31, 2003

MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that its assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that the management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP. Their report outlines the scope of their examination and their opinion on the consolidated financial statements.

/s/ Brian J. Kennedy	/s/ Peter C. Dougherty

Brian J. Kennedy PRESIDENT & CHIEF EXECUTIVE OFFICER JANUARY 27, 2003	Peter C. Dougherty VICE — PRESIDENT, FINANCE & CHIEF FINANCIAL OFFICER

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31 (in thousands of USD, except per share data)	2002	2001	2000

Sales	$133,595	$115,436	$128,276
Costs and expenses
Cost of sales	38,746	35,134	47,336
Depreciation, depletion, and amortization	22,785	22,507	24,028
Exploration costs	10,707	12,299	12,285
Selling, general and administrative expenses	7,507	7,325	6,400
Other operating expense (income)	1,086	227	(1,215)

Total costs and expenses	80,831	77,492	88,835

Operating income	52,764	37,944	39,441
Interest income, net	1,846	1,808	391
Gain on sale of assets	161	1,863	100

Income before income taxes	54,771	41,615	39,932

Income tax (benefit) expense	13,255	2,890	(668)

Net income	$41,516	$38,725	$40,600

Income per Common Share — Basic	$0.48	$0.52	$0.55
Income per Common Share — Diluted	$0.47	$0.51	$0.54

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31 (in thousands of USD)	2002	2001

ASSETS
Current assets:
Cash and cash equivalents (note 1)	$121,851	$97,319
Restricted cash	13,854	—
Trade and other receivables	3,559	1,685
Inventories (note 2)	5,906	7,292
Deferred tax asset (note 8)	3,383	14,895
Other current assets	1,619	1,560

Total current assets	150,172	122,751
Property, plant and equipment, net (note 4)	549,336	93,475
Deferred charges	1,912	—
Other assets (note 1)	1,945	1,295

Total assets	$703,365	$217,521

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade and other	$7,284	$5,311
Accrued and other liabilities (note 6)	14,856	22,752

Total current liabilities	22,140	28,063

Deferred income taxes (note 8)	159,131	6,454
Other long-term liabilities (note 7)	28,876	35,791
Shareholders’ equity:
Common Shares, no par value, authorized unlimited shares,
98,985,974 and 75,853,183 shares issued and outstanding
in 2002 and 2001, respectively (note 11)	380,309	76,829
Additional paid-in capital	3,658	3,658
Minority interest	1,009	—
Retained earnings	108,242	66,726

Total shareholders’ equity	493,218	147,213

Total liabilities and shareholders’ equity	$703,365	$217,521

See notes to consolidated financial statements.

Signed on behalf of the Board of Directors:

Dr. David S. Robertson DIRECTOR	Brian J. Kennedy DIRECTOR

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31 (in thousands of USD)	2002	2001	2000

Cash flows from operating activities:
Net income	$41,516	$38,725	$40,600
Adjustments to reconcile net income
to net cash provided by (used in) operating activities:
Provision for depreciation, depletion and amortization	22,785	22,507	24,028
Gain on sale of assets, net	(161)	(1,863)	(100)
Provision for reclamation, net of costs incurred	(2,506)	1,596	1,316
Stock compensation expense	1,697	1,438	771
Provision for pension cost, net of contributions	510	276	287
Deferred taxes, net	9,781	859	(859)
(Increase) decrease in assets:
Trade and other receivables	(1,074)	(263)	3,676
Inventories	1,386	(1,519)	2,955
Other current assets	(121)	(305)	174
Other assets	(2,800)	873	1,073
(Decrease) increase in liabilities:
Accounts payable, trade and other	1,973	2,324	(2,437)
Accrued and other liabilities	478	1,116	1,516
Other long-term liabilities	(2,385)	4,300	(1,468)

Net cash provided by operating activities	71,079	70,064	71,532

Cash flows from investing activities:
Capital spending	(37,539)	(24,783)	(17,754)
Proceeds from sale of assets, net	—	1,978	200

Net cash used in investing activities	(37,539)	(22,805)	(17,554)

Cash flows from financing activities:
Proceeds from exercise of stock options	4,795	4,847	426
Minority interest	51	—	-
Repayments of long-term debt	—	(18,000)	(12,000)
Deposit of restricted funds for collateral	(13,854)	—	—

Net cash used in financing activities	(9,008)	(13,153)	(11,574)

Increase in cash and cash equivalents	24,532	34,106	42,404
Cash and cash equivalents, beginning of year	97,319	63,213	20,809

Cash and cash equivalents, end of year	$121,851	$97,319	$63,213

Supplemental disclosure of cash flow information:
Cash paid and (refunds received) for income taxes	$1,700	$—	$—

Cash paid for interest	$—	$900	$2,100

Non-cash investing and financing activities:
Common Stock issued in purchase acquisition	$296,988	$—	$—

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of USD, except share data)	Number of Meridian Gold Common Shares (thousands)	Meridian Gold Common Shares	Additional Paid-in Capital	Minority Interest	Retained Earnings

Balance December 31, 1999	74,000	$69,347	$3,658	$—	$(12,599)
Net income					40,600
Issuance of shares upon exercise of stock options	107	426
Issuance of restricted shares	428	771

Balance December 31, 2000	74,535	70,544	3,658		28,001
Net income					38,725
Issuance of shares upon exercise of stock options	1,107	4,847
Issuance of restricted shares	211	1,438

Balance December 31, 2001	75,853	76,829	3,658		66,726
Net income					41,516
Issuance of shares upon exercise of stock options	1,035	4,795
Issuance of 22,000,000 shares in connection with the Brancote Holdings PLC acquisition	22,043	296,988
Issuance of restricted shares	55	1,697
Minority interest				1,009
Balance December 31, 2002	98,986	$380,309	$3,658	$1,009	$108,242

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31

1. PRINCIPAL ACCOUNTING POLICIES

Nature of Operations

Meridian Gold Inc. (“Meridian”) is engaged in the mining and exploration of gold and other precious metals.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Meridian and all majority-owned subsidiaries (collectively referred to as “the Company”) including, but not limited to, operations in North America, Chile, and Argentina, exploration activity in the Americas, and offshore banking and marketing activities in the Caribbean. The accounts of joint ventures in which the Company holds an interest are consolidated on a pro rata basis. All significant intercompany accounts are eliminated in consolidation.

These financial statements are presented in accordance with accounting principles generally accepted in Canada. As described in note 14, these principles differ in certain respects from principles and practices generally accepted in the United States. The United States dollar (“USD”) is the principal currency of the Company’s business; accordingly, the accompanying consolidated financial statements are presented in United States dollars.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Sales are recognized upon the transfer of title of gold and silver doré to third parties.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Forward Sales and Hedging

In order to reduce its exposure to decreasing prices for future silver production, the Company has hedged portions of future silver production by entering into forward sales contracts. The revenue generated from the contracts is recognized as a by-product, reducing operating costs when the hedged product is sold.

Deferred Revenue

In order to reduce its exposure to decreasing prices and as a requirement of the bank loan with Standard Bank, the Company hedged portions of future gold production. All of these hedges have been closed and the revenue has been deferred until the expiration date of the contracts at which time it will be reflected in the financial statements. See note 12 for further discussion.

Cash and Cash Equivalents

Meridian considers all highly liquid marketable securities with remaining maturities at date of purchase of fewer than 91 days to be cash equivalents. Cash equivalents consist primarily of eurodollar time deposits with major commercial banks and totaled approximately $121.9 million and $97.3 million at December 31, 2002 and 2001, respectively. At December 31, 2002, the Company had $13.9 million classified as restricted cash. This represents funds on deposit that have been pledged as backing for letters of credit issued for reclamation bonding.

Inventories

Finished goods inventories are stated at the lower of the average cost or market, and include labor, materials, other production costs and depreciation. Inventory value is assigned to stockpiled material. The valuation of the stockpiled material includes labor, materials and other production costs.

Property, Plant and Equipment

Property, plant and equipment, including development costs and capitalized interest associated with the construction of certain capital assets, are recorded at cost. Start-up costs associated with new properties, net of revenues from pre-commercial production, are capitalized as part of the cost of the projects. Depreciation, depletion and amortization for financial reporting purposes is provided on a units of production basis based upon the expected tonnes to be mined, or on the straight-line basis over the shorter of the estimated lives of the assets or the estimated proven and probable recoverable reserves. Gains and losses are reflected in income upon sale or retirement of assets.

Mineral Exploration and Development Costs

Mineral exploration costs are expensed as incurred. Development costs applicable to mineralized properties deemed capable of commercial production are capitalized and then amortized using the units of production method based upon projected mineable tonnes.

Reclamation

Reclamation and shutdown costs to be incurred following mine closures are estimated based on current costs and accrued over the life of each mine using the units of production method over the estimated proven and probable recoverable reserves. Changes in cost estimates are recognized over the remaining reserve life.

Income per Common Share

Basic income per Common Share is computed by dividing income available to Common Stock shareholders by the weighted average number of Common Shares outstanding during the period (86,747,643 shares in 2002, 75,127,587 shares in 2001, and 74,244,944 shares in 2000).

Fair Value of Financial Instruments

At December 31, 2002 the book value of the Company’s financial instruments approximates their fair value except as disclosed in this note.

Reclassifications

Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

2. INVENTORIES

Inventories (at cost) consist of the following:

(in thousands of USD)	2002	2001

Stockpiled ore	$3,492	$4,430
Materials and supplies	2,414	2,862

Total	$5,906	$7,292

Stockpiled ore relates to mined ore stockpiled at the crusher at El Peñón.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT’D

3. ACQUISITION

On July 3, 2002, the Company completed a wholly unconditional share purchase offer for Brancote Holdings Plc (“Brancote”), a London listed company on the Alternative Investment Market. In accordance with the terms of the agreement, the Company purchased all the outstanding shares of Brancote in a share-for-share exchange wherein each shareholder of record of Brancote received 0.1886 Common Shares of the Company in exchange for each Common Share of Brancote. The balance sheet and results from operations have been consolidated effective July 3, 2002. The allocation of the purchase price, based on consideration paid, is summarized as follows:

(in millions of USD)

Net assets acquired:
Cash	$0.4
Receivables	0.9
Deferred tax asset	5.9
PP&E, net	453.4
Current liabilities	(1.0)
Deferred tax liability	(148.5)
Minority interest	(1.0)

Total consideration	$310.1

The acquisition of Brancote has been accounted for under the purchase method of accounting, and as such, the fair value of the consideration given by Meridian was allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the time of purchase. The total consideration includes the value of the 22.0 million shares of Common Stock issued, which was calculated using a 30-day average prior to the date of announcement (April 3, 2002), and was valued at $13.56 using the stock price on the day prior to the date of announcement, plus total transaction costs.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

(in thousands of USD)	2002	2001

Land and land improvements	$465,340	$7,895
Less accumulated depreciation	(2,897)	(2,138)

	462,443	5,757

Buildings	12,727	8,371
Less accumulated depreciation	(9,210)	(3,874)

	3,517	4,497

Machinery and equipment	121,682	124,130
Less accumulated depreciation	(86,407)	(80,929)

	35,275	43,201

Development costs	151,791	132,775
Less accumulated depletion	(103,690)	(92,755)

	48,101	40,020

Net property, plant and equipment	$549,336	$93,475

Allocated to the projects as follows:

(in thousands of USD)	2002	2001

Jerritt Canyon mine	$12,413	$16,180
Rossi project	5,500	5,500
El Peñón mine	68,504	70,383
Esquel project	461,138	—
Administrative and exploration assets	1,781	1,412

Net property, plant and equipment	$549,336	$93,475

5. JOINT VENTURE

The Company’s 30% interest in the Jerritt Canyon Joint Venture is reflected in the consolidated financial statements on a pro rata basis. The Company’s share of the joint venture’s assets, liabilities, revenues and expenses included in the accompanying financial statements are as follows:

(in thousands of USD)	2002	2001	2000

Current assets	$4,587	$3,334	$2,516
Property, plant and equipment, net	12,413	16,180	19,762
Investments and other assets	6	6	6

Total assets	17,006	19,520	22,284

Current liabilities	2,733	2,955	2,127
Long-term liabilities	13,296	13,235	13,124

Total liabilities	16,029	16,190	15,251

Equity in Joint Venture	$977	$3,330	$7,033

Revenue	$31,602	$25,886	$26,787
Expenses
Cost of sales	26,463	23,586	24,599
Depreciation, depletion and amortization	6,861	6,004	3,725
Reclamation and other	631	—	(2,358)

Net operating income (loss)	$(2,353)	$(3,704)	$821

Cash provided by operating activities	$4,886	$3,254	$4,023
Cash used in investing activities	(3,122)	(2,522)	(4,492)

Subsequent to year-end, the Company’s subsidiary, Meridian Gold Jerritt Canyon Corporation, and AngloGold (Jerritt Canyon) Corp., have entered into a purchase and sale agreement with Queenstake Resources Ltd. (“Queenstake”) to sell their combined 100% interest of the Jerritt Canyon Joint Venture, with an estimated closing date of March 24, 2003.

Queenstake has agreed to pay $8 million upon closing, $6 million in equal quarterly installments beginning June 2004 as well as production royalties linked to gold price, with a sliding scale percentage feature ranging from zero to four percent. Meridian will receive its 30% pro-rata share of the sales price. Queenstake will assume all obligations of the joint venture, including all current and future reclamation liabilities, which will be fully bonded and insured.

As a result of Meridian’s corporate goals and a review of strategic alternatives at Jerritt Canyon, the Company has decided that the property is no longer a core asset. Meridian’s long-term strategy is to maintain its cost structure within the lower quartile of the industry. Based on the Jerritt Canyon Joint Venture’s current plan, less than a two-year mine life was expected. There will be no material effect on net income or shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT’D

6. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following:

(in thousands of USD)	2002	2001

Shutdown and reclamation accrual (note 7)	$5,777	$3,243
Accrued payroll and bonus	3,385	3,756
Deferred revenue (note 12)	1,916	1,943
Other deferred credit (note 8)	—	8,374
Other accrued liabilities	3,778	5,436

Total	$14,856	$22,752

7. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

(in thousands of USD)	2002	2001

Shutdown and reclamation accrual (note 6)	$24,190	$29,229
Accrued pension cost (note 10)	2,863	2,653
Deferred revenue (note 12)	1,157	3,073
Other	666	836

Total	$28,876	$35,791

Shutdown and reclamation accruals represent estimated costs at current prices of earthwork, including detoxification and recontouring, revegetation, and stabilization. The costs of heap-leach encapsulation and facility decommissioning are also included in these accrued costs.

In determining the estimated costs, the Company considers such factors as changes in laws and regulations, the likelihood that additional permits will be required, and requirements under existing operating permits. Such analyses are performed on an ongoing basis.

Although the ultimate amount of reclamation obligations to be incurred is uncertain, the Company had originally estimated these costs for all of its properties to be approximately $41.3 million, of which it has accrued $40.9 million to date. The Company has spent approximately $10.9 million, and as of December 31, 2002, accrued reclamation costs, including the current portion, were $30.0 million for all properties. The provision for reclamation costs charged to operations was $0.8 million, $0.8 million, and $3.8 million in 2002, 2001, and 2000, respectively. Actual reclamation expenditures were $3.3 million, $(0.8) million, and $2.5 million in 2002, 2001, and 2000, respectively.

8. INCOME TAXES

Meridian commenced operations in July, 1996 upon completion of a series of transactions in which the Company was reincorporated in Canada and became the successor to the business of FMC Gold (the “Reincorporation”). In 1995 and prior to the Reincorporation, the Company was included in FMC’s consolidated federal income tax return. Under a tax-sharing agreement with FMC, the Company paid to FMC amounts generally equal to the tax the Company would have been required to pay had it filed a separate return, and FMC paid to the Company amounts generally equal to any tax benefits the Company would have realized on a separate return basis which were realized by FMC. During 2001, the Company was notified by FMC that no additional tax was payable under the tax-sharing agreement.

On October 26, 1998, the Company entered into foreign investment contracts under Chilean Decree Law 600 (“DL600”), under which all prior spending in Chile by the Company was consolidated. Under the provisions of these DL600 contracts, the Company elected to have its earnings taxed at the statutory rate of 35%.

On June 15, 2001, the Company acquired Pacific Rim Resources Ltd. and its wholly owned subsidiaries, which included Inversiones Mineras Del Inca S.A. (“IMDI”), for $5.2 million. The acquisition was accounted for under generally accepted accounting principles as an acquisition of tax benefits. Accordingly, the Company recorded a deferred tax asset in the amount of $24.8 million and a deferred credit of $20.3 million included in other long-term liabilities and will recognize such tax benefit upon realization. As of December 31, 2002, the Company has fully recognized the tax benefits associated with the acquisition of IMDI.

Income tax expense (benefit) included in the consolidated statement of operations is as follows:

(in thousands of USD)	2002	2001	2000

Current income tax expense	$1,724	$184	$152
Deferred income tax expense (benefit)	11,531	2,706	(820)
Actual income tax expense (benefit)	$13,255	$2,890	$(668)

The income tax provision (benefit) differs from that computed by applying the United States applicable federal statutory rate of approximately 34% to income before taxes as follows:

(in thousands of USD)	2002	2001	2000

Income tax expense calculated using statutory tax rate	$18,597	$14,149	$13,577
Increase (decrease) of valuation allowance for future U.S. income tax assets	4,465	5,472	$(12,172)
Utilization of acquired tax losses	(9,519)	(10,751)	—
Realization of taxes provided under the FMC tax sharing agreement	—	(2,607)	—
Foreign earnings subject to tax at less than statutory rate	(1,973)	(2,521)	(1,964)
Losses incurred from foreign operations without tax benefit	1,085	1,455	475
Tax benefit of stock options not currently realizable	(1,630)	(1,657)	—
Other	2,230	(650)	(584)

Actual tax provision (benefit)	$13,255	$2,890	$(668)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT’D

The significant components of the Company’s future income tax assets and liabilities at December 31, 2002, 2001 and 2000 are as follows:

(in thousands of USD)	2002	2001	2000

Current deferred income tax assets:
Chile:
Net operating loss carry forwards	$2,759	$14,895	$859
Other, net	707	—	—
U.S.:
Reclamation reserves	1,950	—	—
Other, net	520	—	—
Other foreign:
Other, net	3	—	—

Total current deferred income tax assets	5,939	14,895	859
Valuation allowance	(2,473)	—	—

Current deferred income tax assets, net of allowance	3,466	14,895	859

Current deferred income tax liabilities:
Chile:
Other, net	(83)	—	—

Total current deferred income tax liabilities	(83)	—	—

Net current deferred income tax asset	$3,383	$14,895	$859

Deferred income tax assets:
Argentina:
Property, plant and equipment	$161	$—	$—
Other, net	5,869	—	—
Chile:
Property, plant and equipment	—	3,789	3,340
Net operating loss carry forwards	—	9,250	12,705
Reclamation reserves	245	163	—
Other, net	—	52	125
U.S.:
Property, plant and equipment	17,239	18,177	18,731
Reclamation reserves	7,980	10,874	10,421
Net operating loss carry forwards	19,223	8,676	6,601
Other, net	973	1,717	1,706
Other foreign:
Property, plant and equipment	752	550	724
Net operating loss carry forwards	1,344	1,865	2,171

Total deferred income tax assets	53,786	55,113	56,524
Valuation allowance	(47,511)	(41,862)	(38,047)

Deferred income tax assets, net of allowance	6,275	13,251	18,477

Deferred income tax liabilities:
Argentina:
Land and land improvements	(148,518)	—	—
Chile:
Property, plant and equipment	(15,592)	(19,705)	(15,467)
Other, net	—	—	(403)
U.S.:
Other, net	—	—	(2,607)
Other foreign:
Other, net	(1,470)	—	—

Total deferred income tax liabilities	(165,580)	(19,705)	(18,477)

Net deferred income tax asset (liabilities)	$(159,305)	$(6,454)	$—

At December 31, 2002, the Company and subsidiaries included in these consolidated financial statements had available U.S. loss carry forwards of $56.5 million, which expire in the years 2018 and 2021, Chilean loss carry forwards of approximately $8.1 million, which may be carried forward indefinitely, and Canadian net operating loss carry forwards of approximately $5.4 million, which will expire between the years 2003 and 2009.

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of U.S and foreign deferred tax assets and estimates of future earnings in these jurisdictions as of December 31, 2002.

9. GEOGRAPHIC SALES AND SALES TO MAJOR CUSTOMERS

Sales (excluding hedging transactions) to unaffiliated customers by destination of sale are as follows:

Years Ended December 31 (in thousands of USD)	2002	2001	2000

USA	$—	$—	$17,930
Western Europe	133,627	113,817	106,308

Total	$133,627	$113,817	$124,238

The Company’s gold and silver doré production is refined by European and United States refiners. In 2002, 2001 and 2000, the Company shipped to one, two, and four refiners, respectively, that represented 10% or more of consolidated sales. The Company markets its metal to banks as well as refiners. The Company believes that several other refiners would be willing to process and/or purchase the Company’s metal should any of the current refiners discontinue operations.

10. EMPLOYEE PLANS

The Company has a defined benefit pension plan covering substantially all salaried North American employees. Pension benefits are generally based on years of service and average yearly earnings. The Company’s funding policy is to contribute the minimum amount required by applicable regulations. The amortization period for unrecognized gains and losses is 12 years and is based on the expected average remaining service life of eligible employees. Net periodic pension expense is composed of the following:

Years Ended December 31 (in thousands of USD)	2002	2001	2000

Accrual for service cost	$187	$190	$371
Interest cost	179	169	208
Return on assets	167	124	112
Net amortization and deferral	(319)	(383)	(375)

Net periodic pension cost	214	100	316

The following table represents the plan’s funded status and actuarial assumptions at December 31, 2002 and 2001:

Years Ended December 31 (in thousands of USD)	2002	2001

Projected benefit obligation	$2,895	$2,678
Market value of plan assets	1,898	2,094

Projected benefit obligation in excess of (less than) plan assets	997	584
Unrecognized net gain	339	558

Accrued pension cost	$1,336	$1,142

Actuarial assumptions:
Weighted average discount rate	6.50%	7.50%
Expected return on plan assets	6.50%	8.50%
Weighted average rate of compensation increase	5.00%	7.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT’D

The Company also has a non-qualified unfunded supplementary retirement plan that provides North American employees with retirement benefits in excess of qualified plan limits imposed by law. At December 31, 2002 and 2001, the projected benefit obligation under this plan totaled approximately $1.1 million and $1.8 million, respectively. Currently, the Company has accrued $1.5 million as a long-term liability while in 2001 it had accrued $1.3 million. The projected benefit obligation (PBO) is determined using the same methods and assumptions as those used for the calculation of the PBO for the qualified plan discussed above.

11. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Preferred Shares without par value and an unlimited number of Common Shares without par value. Preferred Shares are issuable in series. The Board of Directors is authorized to fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The Preferred Shares rank prior to the Common Shares with respect to dividends and return of capital on dissolution. Except with respect to matters as to which the holders of Preferred Shares as a class are entitled by law to vote, the holders of Preferred Shares are not entitled to vote. As of December 31, 2002, the Company had no issued/outstanding Preferred Shares.

During 1999, the Company’s shareholders adopted the Meridian Gold Inc. 1999 Share Incentive Plan (the “1999 Plan”), which replaced the Company’s 1996 Share Option Plan and which provides for the granting of equity-based or equity-related awards to certain directors, officers and employees of the Company. In 2002, the 1999 Plan was amended to add 3 million shares for issuance. A maximum of 8,200,000 shares of Common Stock are reserved for issuance under the 1999 Plan, as amended. Options are granted at exercise prices equal to the fair market value of the Common Stock at date of grant, for a period of ten years. The options vest over periods of one to three years.

At December 31, 2002, options to purchase 1,852,766 Common Shares with a weighted average remaining life of 7.03 years were outstanding, as detailed in the table below. The options outstanding and exercisable at December 31, 2002, had a weighted average exercise price of $6.86 and $5.40, respectively.

	Number of	Option Price
	Common Shares	USD per Share

Outstanding, December 31, 1999	3,241,446	2.2500	—	6.6875
Granted in 2000	804,900	5.3125	—	5.9375
Exercised in 2000	(107,607)	2.2500	—	3.6500
Surrendered and expired in 2000	(256,104)	2.2500	—	4.6250

Outstanding, December 31, 2000	3,682,635	2.2500	—	6.6875
Granted in 2001	405,200	8.2000	—	9.8800
Exercised in 2001	(1,107,185)	3.6500	—	6.6875
Surrendered and expired in 2001	(220,762)	3.6500	—	6.6875

Outstanding, December 31, 2001	2,759,888	2.2500	—	9.8800
Granted in 2002	189,675	15.5800	—	17.0000
Exercised in 2002	(1,034,729)	3.1870	—	09.8800
Surrendered and expired in 2002	(62,068)	5.9375	—	17.0000
Outstanding, December 31, 2002	1,852,766	2.2500	—	17.0000

Exercisable, December 31, 2002	1,282,600	2.2500	—	17.0000

Under Canadian reporting guidance, the Company is required to begin disclosing certain information related to stock options issued after January 1, 2002.

The guidance defines a fair value method of accounting for employee stock options and similar equity instruments and permits an entity to choose to recognize compensation expense by adopting the fair value method of accounting or continue to measure compensation costs using the intrinsic value methods. The Company accounts for stock options granted to employees and directors of the Company under the intrinsic value method. Stock options granted to non-employees under the Company’s 1999 Plan are accounted for under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, net income and net income per Common Share would have been the pro forma amounts indicated in the following table:

	Quarter Ended	Fiscal Year Ended
(in millions of USD except per share data)	December 31, 2002	December 31, 2002

Net income — as reported	$10.7	$41.5
Compensation expense — current period option grants	(0.1)	(0.2)
Net income — pro forma	10.6	41.3
Net income per Common Share — as reported — basic	.11	.48
Net income per Common Share — as reported — diluted	—	.47
Net income per Common Share — pro forma — basic	.11	.48
Net income per Common Share — pro forma — diluted	—	.47

The fair value of stock options granted was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions for the quarter and fiscal year ended December 31, 2002:

Expected volatility	59.5%
Expected dividend yield	0.0%
Risk free interest rate, average	2.3%
Expected life of options granted	5 years

Future pro forma compensation cost by fiscal year, assuming no additional grants by the Company to employees and directors, is as follows:

Fiscal Year Ended December 31	Pro Forma Compensation
(in millions of USD)	Expense

2002	$0.2
2003	0.6
2004	0.6
2005	0.4

In 2002 and 2001, the Company awarded 84,000 and 210,600 Restricted Common Shares, respectively, under the Plan. The average fair values of the shares at the date of grant were $15.50 and $8.295, respectively. These shares vest ratably over a three-year period. Compensation expense recognized in 2002 for the vesting of these shares was $1.7 million.

In March 1999, the Company established a Shareholder Rights Plan (“Plan”), which replaced the existing plan established in July 1996. The Plan has a term of 10 years (subject to being reconfirmed by the Company’s shareholders every three years) and expires on July 30, 2009. In implementing the Plan, one Right was distributed for each Common Share outstanding on July 30, 1999, as well as each Common Share to be issued prior to the Separation Time. The “Separation Time” is defined as the tenth trading day after the earlier of (i) the first date of public announcement that a person or group other than certain exempt persons (an “Acquiring Person”), together with affiliates or associates, has acquired, or obtained the right to acquire, 20% or more of any class of voting shares of the Company; or (ii) the date of commencement or announcement of a Take-over Bid (as defined in the Shareholder Rights Plan Agreement). A “Take-over Bid” means an offer to acquire voting shares of the Company (or securities convertible into such shares) that, if successful, would result in the person making such an offer (“the Offeror”) beneficially owning 20% or more of any class of the voting shares of the Company.

The Shareholder Rights Plan Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Shares. After the Separation Time, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the Separation Time. After the Separation Time and prior to the Expiration Time, the Rights are exercisable by the holders. Each Right will entitle the holder to purchase one Common Share for the Exercise Price (as defined in the Shareholder Rights Plan Agreement).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONT’D

12. HEDGING CONTRACTS

To mitigate continued risks associated with changes in the market price of gold, Meridian from time to time has entered into put and call option contracts and forward sales agreements. Put options establish a minimum sales price for the production covered by such contracts and permit a Right to purchase future production at an established price level, in order to increase value at an acceptable level of income. Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices. As of December 31, 2002, the Company had no gold hedges.

During 1999, the Company liquidated put options to sell 91,000 ounces at a strike price of $400 per ounce. The proceeds from the liquidation, net of related costs, were deferred and were recognized as revenue at the time the hedged production was sold. These contracts were exercisable over three years, from 1999 to 2001. Accordingly, the Company recognized income of $2.3 million and $2.9 million during 2000 and 1999, respectively, and has recorded deferred revenue of $5.0 million and $1.6 million as of December 31, 2001 and 2000.

Meridian entered into new put option contracts during 1999. These contracts were for a total of 59,000 Au ounces, bore a strike price of $285 per ounce and were exercisable at intervals through November 2001. During 2000, these put options were liquidated and a loss of $0.6 million was recognized.

During 2000, the Company purchased call options covering 35,000 ounces at a call price of $425. By purchasing the call options, the Company effectively had a margin-free hedging facility associated with the Standard Bank Loan. The call options expired over time from September 2000 to December 2001.

During 2001, upon the removal of the Company’s long-term credit facility with the Standard Bank syndicate, the Company was relieved of its requirement to maintain its gold forward hedge program. The Company closed its long-term gold forward contracts as of June 30, 2001. The termination of these gold forward contracts generated $4.9 million in cash which was deferred and will be reflected in income according to contract expiration dates, as follows:

Year	Deferred Revenue Impact	Residual Silver Ounces Hedged @ $5.34

2002	$1,943,363	1,800,000
2003	1,916,130	2,000,000
2004	1,200,000	2,000,000

In March of 2001, the Company closed its hedging obligation for 2004 under the Standard Bank loan. A total of 93,770 ounces of gold were closed generating $1.2 million that will be recognized in income upon expiration of these contracts.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office and warehouse space in Reno, Santiago, and Esquel as well as various office equipment. Total rent expense under all operating leases amounted to $0.5 million, $0.5 million, and $1.5 million for 2002, 2001, and 2000, respectively. Minimum future rentals under non-cancelable leases aggregated approximately $2.3 million as of December 31, 2002, and are estimated to be payable at $0.5 million in 2003 and 2004, $0.4 million in each year between 2005 through 2007, and $0.1 million thereafter.

The Company is exposed to certain other contingent liabilities, claims and commitments incident to the ordinary course of business. Management believes that the resolution of such matters will not materially affect the financial position, results of operations or cash flows of the Company.

14. DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles and practices generally accepted in the United States (“U.S. GAAP”). Except as noted below, none of these differences have a material effect on the financial statements of the Company.

The Company has not identified any other differences in accounting that would have a material effect on net income or shareholders’ equity in any of the periods presented.

In the United States, there are several accounting pronouncements that have been issued at December 31, 2002 by the Financial Accounting Standards Board but whose implementation dates are subsequent to December 31, 2002. The Company has made a preliminary assessment of the current and potential future impact of these pronouncements and has determined that, individually and in the aggregate, they are not expected to have a significant effect on net income or shareholders’ equity, with the possible exception of the Statement of Accounting Standard No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations,” issued in June 2001.

SFAS 143 requires entities to record, as an addition to property costs and a corresponding liability, the fair value of liabilities for retirement obligations of acquired assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company believes its reclamation obligations will be subject to the provisions of SFAS 143.

Because of the late stages of production that the properties to which the reclamation obligations relate, the Company believes that any asset amount to be recorded will be insignificant. Further, under its present accounting policy, the Company believes that the reclamation liability is virtually fully accrued at December 31, 2002. As a result, the impact of the statement would be to reduce the recorded liability by the calculated discount factor attributable to the period intervening between December 31, 2002 and the periods that the liability will be settled in cash. This reduction would be reflected as the cumulative effect of a change in accounting principle for U.S. reporting purposes and the amount would be accreted, through operating expenses, over the intervening period subject to annual adjustments for changes in the estimates.

In December 2002, the Canadian Institute of Chartered Accountants issued Handbook Section 3063, (“Section 3063”) “Impairment or Disposal of Long-Lived Assets” and revised Section 3475 (“Section 3475”), “Disposal of Long-Lived Assets and Discontinued Operations.” Section 3063 requires that an impairment loss be recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment loss recognized is the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 requires that assets classified as held-for-sale be measured at the lower of their carrying amounts or fair value, less costs to sell. The Company intends to adopt these standards as of January 1, 2003.

Under U.S. GAAP, the Company would have been required to expense the cost of start-up activities at the El Peñón mine as incurred; these costs were capitalized under Canadian GAAP. Broadly defined, start-up activities consist of the operating activities of the facility prior to reaching commercial production levels. Sales revenues and costs incurred during this time give rise to differences under Canadian and United States GAAP. The differences that would have resulted from the Company following U.S. GAAP in 2002 and 2001 with regard to the El Peñón start-up are summarized below.

	2002 GAAP		2001 GAAP

(in thousands of CAD and USD)	Canadian	U.S.	Canadian	U.S.

Consolidated Statements of Operations
Sales revenue	$133,595	$133,595	$115,436	$115,436
Cost of sales	38,746	38,746	35,134	35,134
Depreciation, depletion and amortization	22,785	22,167	22,507	21,889
Operating income	52,746	53,382	37,944	38,562
Interest income, net	1,846	1,846	1,808	1,808
Net income	41,567	42,134	38,725	39,343
Net income per Common Share — Basic	$0.48	$0.49	$0.52	$0.52
Net income per Common Share — Diluted	$0.47	$0.48	$0.51	$0.52

	2002 GAAP		2001 GAAP

(in thousands of CAD and USD)	Canadian	U.S.	Canadian	U.S.

Consolidated Balance Sheet
Property, plant and equipment, net	$549,336	$546,865	$93,475	$90,386
Total assets	703,365	700,894	217,521	214,432
Retained earnings	108,242	105,771	66,726	63,637
Total shareholders’ equity	493,218	490,747	147,213	144,124
Consolidated Statement of Cash Flows
Cash from operations	71,079	71,079	70,064	70,064
Capital spending	37,539	37,539	24,783	24,783

SUPPLEMENTARY DATA

QUARTERLY RESULTS AND STOCK MARKET DATA

	2002				2001

(in millions of USD except share and per share data)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.

Sales(1)	$34.6	$33.6	$34.3	$31.1	$31.9	$29.4	$27.8	$26.2

Operating income(1)	12.9	12.1	15.1	12.7	11.9	9.7	9.1	7.2
Gain on sale of assets(1)	0.1	0.1	—	—	—	—	0.2	1.8
Interest income(1)	0.4	0.5	0.5	0.4	0.5	0.4	0.7	0.2

Net income(1)	10.7	9.2	11.3	10.3	12.3	10.1	10.0	6.4
Income per Common Share(1)	0.11	0.10	0.15	0.14	0.16	0.14	0.14	0.09

Common Stock prices(2)
TSX (CAD$)
High	$28.95	$32.98	$31.60	$24.00	$17.95	$18.59	$14.20	$11.75
Low	$21.94	$19.25	$20.40	$16.11	$13.67	$9.90	$9.20	$8.45
NYSE
High	$18.30	$20.88	$20.64	$14.78	$11.25	$12.00	$9.43	$7.75
Low	$14.05	$11.90	$12.90	$10.10	$8.60	$6.54	$5.75	$5.50

(1)	Quarterly figures may not sum to full-year amounts due to rounding.
(2)	Meridian Gold shares are traded on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

MERIDIAN GOLD INC. MINERAL RESERVES AND MINERAL RESOURCES

	December 31, 2002					December 31, 2001

	Grade		Contained Ounces			Grade		Contained Ounces

	Tonnes	Gold	Silver	Gold	Silver	Tonnes	Gold	Silver	Gold	Silver
	(mils)	(g/t)	(g/t)	(K oz)	(K oz)	(mils)	(g/t)	(g/t)	(K oz)	(K oz)

El Peñón
Proven and probable	5.1	11.0	176	1,792	28,782	4.7	11.8	198	1,770	29,532
Mineral resources
Measured and indicated	3.0	7.6	143	742	13,962	2.7	6.7	136	595	12,000
Inferred	0.9	10.4	241	312	7,263	1.2	11.3	224	446	8,865
Jerritt Canyon (30% share)
Proven and probable	0.7	8.1	—	174	—	1.0	8.9	—	288	—
Mineral resources
Measured and indicated	1.3	9.5	—	389	—	1.2	8.6	—	327	—
Inferred	1.1	9.2	—	310	—	0.8	9.1	—	226	—
Esquel
Proven and probable	7.5	9.7	16	2,315	3,716	n/a	n/a	n/a	n/a	n/a
Mineral resources
Measured and indicated	3.0	3.5	7	346	687	n/a	n/a	n/a	n/a	n/a
Inferred	2.9	4.7	11	434	1,045	n/a	n/a	n/a	n/a	n/a
Rossi
Proven and probable	—	—	—	—	—	—	—	—	—	—
Mineral resources
Measured and indicated	1.7	11.6	—	628	—	1.7	11.6	—	628	—
Inferred	0.9	12.0	—	332	—	0.9	12.0	—	332	—
Total — Meridian’s Share
Proven and probable	13.3	10.0	76	4,281	32,498	5.7	11.2	161	2,058	29,532
Mineral resources
Measured and indicated	9.0	7.3	51	2,105	14,649	5.6	8.6	67	1,550	12,000
Inferred	5.8	7.4	45	1,388	8,308	2.9	10.8	95	1,004	8,865

Gold Price Assumption ($/oz)				$325					$300

DIRECTORS

Directors   (FROM LEFT TO RIGHT)

Christopher R. Lattanzi(2)

Mr. Lattanzi is a mining engineer and president of Micon International Limited, mineral industry consultants. He holds a B.Eng. (Mining) from the University of Melbourne, and has nearly 40 years of experience in the planning and supervision of mining operations, and as a consultant in the mining industry.

John A. Eckersley(1)

Mr. Eckersley is a private investor and most recently held the position of vice-president, secretary and general counsel of Placer Dome Inc., from which he retired in 1995 after 22 years of service. He holds a B.Sc. (Geology) and LLB from the University of British Columbia.

Dr. David S. Robertson(1, 2)

Chairman of the Board of Directors, Meridian Gold Inc.

Dr. Robertson is currently a consultant in the mining industry. His distinguished career in the mining industry has spanned over 30 years. Dr. Robertson is noted for his extensive knowledge and research on reserve classification, mineral evaluation and economic geology, and has acted as a consultant on several mining projects. He has served as a director for several mining companies, and as president of the Canadian Institute of Mining, Metallurgy and Petroleum.

Brian J. Kennedy

President and Chief Executive Officer, Meridian Gold Inc.

Mr. Kennedy has been active in the gold industry since 1981. He guided Meridian Gold Inc. through a successful transition from FMC controlled FMC Gold to the independent, Canadian-based Meridian Gold Inc. Mr. Kennedy holds a B.S. degree from the U.S. Naval Academy and an M.B.A. from Harvard University.

Carl L. Renzoni(1)

Mr. Renzoni retired from BMO Nesbitt Burns, where he had been employed since 1969 and most recently served as a managing director. He brings over 30 years of experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University.

Malcolm W. MacNaught(2)

Mr. MacNaught is a private investor, who culminated a highly successful 28-year career in 1996 with Fidelity Investments where he managed the Fidelity Select Precious Metals and Minerals fund and the Fidelity Select American Gold Portfolio fund. He also acted as manager of Fidelity Advisor Global Resources. Mr. MacNaught received his B.A. (Economics) at Yale College and his M.B.A. from Northeastern University in Boston, Massachusetts.

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee

SHAREHOLDER INFORMATION

Corporate Offices

9670 Gateway Drive, Suite 200 Reno, NV 89521
Telephone:	(775) 850-3777 or (800) 557-4699
Fax:	(775) 850-3733

Annual Meeting

The Company’s annual shareholder meeting will be held at 4 p.m. on Thursday, May 8, 2003 at the Toronto Stock Exchange Conference Centre located on street level of The Exchange Tower, 130 King Street West (NE corner of King and York Streets), Toronto, Ontario, Canada.

Stock Exchange Listings

The Company’s Common Shares are listed and traded on the Toronto Stock Exchange under the symbol “MNG” and on the New York Stock Exchange under the symbol “MDG”.

Auditors

KPMG LLP
Denver, Colorado

Investor Relations

For public and media inquiries, or copies of the Company’s annual information form, annual report or quarterly reports, please contact Wayne M. Hubert at (775) 850-3730 or (800) 572-4519, or visit the Company’s web site at www.meridiangold.com. The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com. The Company’s filings with the U.S. Securities and Exchange Commission can be accessed at the SEC’s web site: www.sec.gov.

Transfer Agents and Registrars

Computershare Trust Company of Canada Stock Transfer Department 1800 McGill College Avenue Montreal, QC H3A 3K9
Telephone:	(800) 332-0095 (Canada and U.S.) or (514) 982-7000

Harris Trust Company of New York Wall Street Plaza 88 Pine Street New York, NY 10005
Telephone:	(800) 332-0095

METRIC CONVERSION TABLE

To Convert	To Imperial Measurement Units	Multiply by

Tonnes	Short tons	1.10231

Tonnes	Long tons	0.98422

Tonnes	Pounds	2,204.62

Tonnes	Ounces (troy)	32,150.7

Grams	Ounces (troy)	0.03215

Grams/tonne	Ounces (troy)/short ton	0.02917

Hectares	Acres	2.47105

Kilometers	Miles	0.62137

Meters	Feet	3.28084

Note:

Ounces (ozs.) are troy ounces; pounds (lbs.) are avoirdupois.
One pound is 14.58333 ounces.
One tonne is 2,204.62262 pounds.
One short ton is 2,000 pounds.